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         File No. 70-8803



                 CERTIFICATE OF NOTIFICATION

                         (Rule 24)

             SECURITIES AND EXCHANGE COMMISSION

                             BY

                      NEES Energy, Inc.




         In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the first quarter of 1997:


    1. NEES Energy, Inc. (NEES Energy), a Massachusetts
          Corporation,was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England
          Electric System (NEES).


    2. As of March 31, 1997 NEES had purchased 1,000 shares of NEES Energy common stock and made subordinated loans totaling $7,055,000 to NEES Energy.


    3. As of March 31, 1997 NEES Energy had no permanent personnel and during the first quarter of 1997 there were no individuals assigned on a substantially full-time basis.


    4. During the first quarter of 1997 NEES Energy had no kilowatt hours sold or marketed.


    5. In December 1996, following SEC approval of a joint venture with a subsidiary of Eastern Enterprises (HCAR No. 35-26633), NEES Energy invested in AllEnergy Marketing Company, L.L.C.(AllEnergy), a limited liability corporation. AllEnergy is engaged in the business of marketing and selling energy commodities and energy related services. NEES Energy will invest, from time to time amounts not to exceed fifty million
          dollars in AllEnergy.   The investment during the first quarter
          of 1997 was $2,308,069.

    6. Attached in Exhibits A through C are a balance sheet as of
          March 31, 1997, income statements and statements of cash flow for the quarter and twelve months ended March 31, 1997.
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    Pursuant to the requirements of the Public Utility Holding Company
   Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                       s/John G. Cochrane
                                  By:
                                     ___________________________
                                      John G. Cochrane
                                      Treasurer


   Date:  May 29, 1997